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                            [GERDAU AMERISTEEL LOGO]

                       GERDAU AMERISTEEL REACHES AGREEMENT
                   WITH UNITED STEELWORKERS IN WHITBY, ONTARIO

FOR IMMEDIATE RELEASE:

TORONTO, ONTARIO, MARCH 26, 2004 - Gerdau Ameristeel (TSX: GNA) has reached an agreement with United Steelworkers members at the company's Whitby, Ontario, steel mill on a new, three-year contract.

The new contract extends through February 28, 2007, and covers approximately 400 employees at the Whitby steel mill. Employees voted on and approved the ratification of the agreement yesterday.

"We are very pleased that we are able to continue to successfully provide competitive wages and benefits for our employees in Whitby," said Vice President of Human Resources Jim S. Rogers. "The contract will allow the operations to run more efficiently. It will also help us sustain the competitive strength required to tackle the challenges of the steel industry's current economic environment."

ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.8 million tons of mill finished steel products. Through its vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities, and 32 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO. For additional information, visit www.gerdauameristeel.com.

CONTACT:             Tom J. Landa
                     Vice President & Chief Financial Officer, Gerdau Ameristeel 5100 W. Lemon St., Suite 312
                     Tampa, Florida  33609
                     Phone: 813-207-2300
                     Fax: 813-207-2328